WRL Letterhead

April 24, 2013

Western Reserve Life Assurance Co. of Ohio
570 Carillon Parkway
St. Petersburg, FL  33716

RE:       WRL Series Life Account
WRL Freedom Elite
File Nos. 333-62397/811-4420

To The Board of Directors:

This opinion is furnished in connection with the filing by Western Reserve Life Assurance Co. of Ohio (“Western Reserve”) of Post-Effective Amendment No. 18 (the “Amendment”) to the Registration Statement on Form N-6 for the WRL Freedom Elite, a flexible premium variable life insurance policy (the "Policy"). This product is no longer available for new sales, so the Appendix B illustrations are no longer included in the prospectus.

The form of the Policy was prepared under my direction, and I am familiar with the Registration Statement and Exhibits thereof.

In my opinion:
1)	any illustrations of death benefits, cash values, and net surrender values in the Prospectus are consistent with the provisions of the Policy;
2)
the rate structure of the Policy has not been designed, and the assumptions for the illustrations (including sex, age, rating classification, and premium amount and payment schedule) have not been selected, so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for other prospective purchasers with different assumptions; and

3)	any illustrations represent a rating classification, premium payment amount, and issue age that were fairly representative of the Policies the last year they were sold.

I hereby consent to use of this opinion as an exhibit to the Amendment and to the reference to my name under the heading "Experts" in the Statement of Additional Information.

This document is intended exclusively for the purpose of documenting the above stated consents.  This document may not be appropriate for other purposes.

Very truly yours,

/s/ Lorne Schinbein
Lorne Schinbein
Vice President and Managing Actuary